UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Foresight Energy LP
(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)

34552U104
(CUSIP Number)

Paul Vining
 President
Foresight Reserves LP
3801 PGA Blvd Ste 903
Palm Beach Gardens, FL 33410
(561) 775-9770

With a Copy to:

Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐***

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The information reported in this Schedule 13D is current as of the filing date.
***
Certain of the Common Units which may be deemed to be beneficially owned by the Reporting Persons were previously reported on (i) a Schedule 13G filed by Christopher Cline, Cline Resource and Development Company, Insight Resource LLC and Foresight Reserves LP on February 17, 2015, as amended by Amendment No. 1 to Schedule 13G filed by Christopher Cline and Cline Resource and Development Company on February 16, 2016 and (ii) a Schedule 13D filed by Donald R. Holcomb and Cline Trust Company LLC on July 9, 2015.  This Schedule 13D is being filed as a result of the events described in Item 4 below.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 34552U104	Page 2

1	NAME OF REPORTING PERSON Christopher Cline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 20,504,039
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,504,039
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,504,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Beneficial ownership of these Common Units was previously reported on a Schedule 13G filed by Christopher Cline, Cline Resource and Development Company, Insight Resource LLC and Foresight Reserves LP on February 17, 2015, as amended by Amendment No. 1 to Schedule 13G filed by Christopher Cline and Cline Resource and Development Company on February 16, 2016.

(2)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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1	NAME OF REPORTING PERSON Donald R. Holcomb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,323,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,323,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,323,188 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Beneficial ownership of these Common Units was previously reported on a Schedule 13D filed by Donald R. Holcomb and Cline Trust Company LLC on July 9, 2015.
(2)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 4

1	NAME OF REPORTING PERSON Cline Trust Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,323,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,323,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,323,188 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership of these Common Units was previously reported on a Schedule 13D filed by Donald R. Holcomb and Cline Trust Company LLC on July 9, 2015.
(2)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 5

1	NAME OF REPORTING PERSON Michael J. Beyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 440,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,994
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 6

1	NAME OF REPORTING PERSON John Dickinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 2,454,597
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,454,597
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 7

1	NAME OF REPORTING PERSON Andrew Rimbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 2,924,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,924,783
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,924,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 8

1	NAME OF REPORTING PERSON Brian Glasser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 650,626
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 650,626
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 66,096,093 Common Units of Foresight Energy LP outstanding as of August 5, 2016, as reported in Foresight Energy LP’s Quarterly Report on Form 10-Q filed August 9, 2016.

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CUSIP No. 34552U104	Page 9

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Foresight Energy LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, MO 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b), (c), (f) This statement is being filed by:

(i)	Christopher Cline, a citizen of the United States of America (“Cline”);

(ii)	Donald R. Holcomb, a citizen of the United States of America (“Holcomb”);

(iii)	Cline Trust Company LLC, a Delaware limited liability company (“Cline Trust Company”);

(iv)	Michael J. Beyer, a citizen of the United States of America (“Beyer”);

(v)	John Dickinson, a citizen of the United States of America (“Dickinson”);

(vi)	Andrew Rimbach, a citizen of the United States of America (“Rimbach”); and

(vii)	Brian Glasser, a citizen of the United States of America (“Glasser” and together with Cline, Holcomb, Cline Trust Company, Beyer, Dickinson, and Rimbach, the “Reporting Persons”).

The manager of Cline Trust Company is Holcomb.  Cline Trust Company is principally engaged in managing the assets of Cline Trust Company for the benefit of its members.  The members of Cline Trust Company are four trusts, each of which owns an approximately equal interest in Cline Trust Company:  (a) The Alex T. Cline 2004 Irrevocable Trust, the beneficiary of which is Alex T. Cline, a child of Cline, (b) The Candice L. Cline 2004 Irrevocable Trust, the beneficiary of which is Candice L. Kenan (f/k/a Candice L. Cline), a child of Cline, (c) The Christopher L. Cline 2004 Irrevocable Trust, the beneficiary of which is Christopher L. Cline, a child of Cline, and (d) The Kameron N. Cline 2004 Irrevocable Trust, the beneficiary of which is Kameron N. Cline, a child of Cline (each trust described in clauses (a)-(d) of this Item 2 is individually referred to herein as a “Trust”, and collectively as the “Trusts”).  The trustee of each of the Trusts is Holcomb.  The business address of Cline Trust Company is 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410.

The business address, present principal employment and the name and address of the corporation or other organization in which such employment is conducted of each of the Reporting Persons that are natural persons is set forth on Schedule I hereto.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D is being filed because, in light of the matters disclosed in Items 4, 5 and 6, the Reporting Persons may be deemed to be a members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This filing is not being made as a result of any particular acquisition or disposition of Common Units by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

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CUSIP No. 34552U104	Page 10

Background.  This Schedule 13D is being filed in connection with a restructuring of the Issuer (the “Restructuring”), the terms of which are described in the Issuer’s Current Report on Form 8-K filed September 6, 2016, which is incorporated herein by reference.  As a result of the Reserves Investor Group (as defined below) having entered into the Power of Attorney Agreement (as defined below) and Foresight Reserves LP, a Nevada limited partnership (“Reserves”), having entered into the Financing Letter Agreement (as defined below) on behalf of the Reserves Investor Group, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Issuance of Exchangeable PIK Notes.  As part of the Restructuring, two wholly owned subsidiaries of the Issuer, Foresight Energy LLC and Foresight Energy Finance Corporation (together, the “Exchangeable PIK Notes Issuers”) issued Senior Secured Second Lien Exchangeable PIK Notes due 2017 (the “Exchangeable PIK Notes”) to, among other persons, (i) Cline, (ii) Beyer, (iii) Munsen LLC, a Delaware limited liability company controlled by Dickinson, (iv) Filbert Holdings LLC, a Delaware limited liability company controlled by Rimbach, (v) Forest Glen Investments LLC, a limited liability company controlled by Glasser, (iv) the Trusts, which are controlled by Holcomb, as trustee and (v) Reserves, which is controlled by Cline (such persons identified in clauses (i)-(v), the “Reserves Investor Group”).

Note Retirement and Murray Purchase.  The indenture relating to the Exchangeable PIK Notes (the “Indenture”) provides that all of the Exchangeable PIK Notes may be (i) redeemed by the Exchangeable PIK Notes Issuers (a “Note Retirement”) or (ii) purchased by Murray Energy Company, an Ohio corporation (“MEC”) that participated in the Restructuring, an affiliate of MEC or a group of persons which includes MEC or any of its affiliates (the “Murray Group”, and any such purchase, a “Murray Purchase”), in each case for cash at 100% of the principal amount thereof plus accrued interest on or prior to October 2, 2017. Notwithstanding the preceding sentence, pursuant to the terms of the Financing Letter Agreement Reserves has the right to elect to have the Exchangeable PIK Notes held by the Reserves Investor Group, in lieu of being so redeemed in a Note Retirement or purchased in a Murray Purchase, be (a) in the case of a Note Retirement, exchanged for an equivalent amount of  refinancing debt or securities issued to finance the Note Retirement or (b) in the case of a Murray Purchase, exchanged for Common Units at the same time and at the same exchange rate as those Exchangeable PIK Notes purchased by the Murray Group from other holders.  The Indenture provides that, upon a Murray Purchase, the Exchangeable PIK Notes purchased by the Murray Group will automatically convert into Common Units pursuant to the terms of the Indenture, subject to Reserve’s right to receive Common Units from the Issuer pursuant to the Equity Adjustment (as defined below).

Financing Letter Agreement.  As part of the Restructuring, Reserves (on behalf of itself and as attorney-in-fact for the other members of the Reserves Investor Group), the Issuer and MEC entered into a letter agreement dated August 30, 2016 (the “Financing Letter Agreement”) setting forth, among other things, certain rights of Reserves and the Reserves Investor Group and obligations of MEC and the Issuer with respect to (a) the right to exercise a Murray Purchase or (b) a Note Retirement in the form of a refinancing by the Issuer of the Exchangeable PIK Notes (a “Refinancing”) with the proceeds of (i) an investment by the Murray Group or any member thereof in the Issuer (a “Murray Investment”) or (ii) the incurrence or issuance of indebtedness or issuance of equity securities or other instruments by Issuer and/or any of its subsidiaries (or any transaction that involves a combination of the right to exercise a Murray Purchase and a Refinancing).

Reserves Investor Group Rights in a Refinancing.  The Financing Letter Agreement provides that in the event of a Refinancing, the Reserves Investor Group will be required to make an irrevocable election (subject to certain exceptions set forth in the Financing Letter Agreement) to either (i) continue to hold all of their Exchangeable PIK Notes and receive payment in full on the same terms as all other holders of Exchangeable PIK Notes, (ii) exchange their Exchangeable PIK Notes for an equivalent amount of the securities or other instruments to be issued in the Refinancing (and, to the extent such Refinancing is comprised of multiple series or tranches, on a pro rata basis among such series or tranches), or (iii) any combination of clauses (i) and (ii) immediately above.

Reserves Investor Group Rights with respect to a Murray Purchase.  The Financing Letter Agreement provides that in the event of an exercise of a Murray Purchase right, the Reserves Investor Group will have the right to decline to have any or all of their Exchangeable PIK Notes purchased by the Murray Group.  If the Reserves Investor Group declines to have any of its Exchangeable PIK Notes Amount purchased in a Murray Purchase, the Exchangeable PIK Notes with respect to which such election is made will be exchanged for Common Units on the terms set forth in the Indenture (concurrent with the exchange for Common Units of all Exchangeable PIK Notes purchased by the Murray Group as set forth in the Indenture).

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References to the Financing Letter Agreement in this Schedule 13D are qualified in their entirety by reference to the Financing Letter Agreement, a copy of which is attached hereto as Exhibit 99.2.

Issuance of Equity Adjustment. The Indenture provides that in the event the Murray Group exercises its Murray Purchase right or any other Note Redemption occurs in which the Murray Group receives Common Units, and in connection therewith Reserves does not exercise the right to have any of its Exchangeable PIK Notes or Exchangeable PIK Notes held by other members of the Reserves Investor Group exchanged into Common Units, Reserves shall be issued Common Units (which would otherwise  have been issued pursuant to the terms of the Indenture to the Murray Group in connection with the exchange of the Exchangeable PIK Notes purchased in the Murray Purchase or the Note Redemption pursuant to which the Murray Group receives Common Units the proceeds of which are used for the Note Redemption) by the Issuer to increase Reserves’ aggregate ownership of Common Units to 25% of all Common Units then outstanding (the “Equity Adjustment”), subject to a cap on the number of Common Units issued to Reserves in the Equity Adjustment equal to $25 million divided by the product of (x) the 30 Trading Day VWAP (as defined in the Indenture) of the Common Units and (y) 0.925 (the “Reserves Issuance”).

Power of Attorney Agreement. In connection with the Restructuring, the Reserves Investor Group entered into the Power of Attorney Agreement dated as of August 30, 2016 (the “PoA”).  The PoA provides, among other things, for the members of the Reserves Investor Group (other than Reserves) to instruct Reserves with respect to such members’ elections with respect to a Refinancing or the exercise of a Murray Purchase right.  Notwithstanding the foregoing, the PoA provides that in the event of the exercise of a Murray Purchase right or a Refinancing in which any member of the Murray Group is entitled to receive Common Units, Reserves shall have the right, in its sole discretion, to cause the Reserves Investor Group to elect not to exercise its right to have the Exchangeable PIK Notes convert or exchange into Common Units pursuant to the Financing Letter Agreement, and any such election by Reserves shall be binding upon the other members of the Reserves Investor Group.  If Reserves were to elect to cause the Reserves Investor Group to elect not to exercise such right to convert or exchange into Common Units, the Reserves Issuance would be made solely to Reserves.

References to the PoA in this Schedule 13D are qualified in their entirety by reference to the PoA, a copy of which is attached hereto as Exhibit 99.3.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q filed August 9, 2016, there were 66,096,093 Common Units of the Issuer outstanding as of August 5, 2016.  Based on the foregoing,

(i) Cline may be deemed to beneficially own 20,504,039 Common Units, which represents approximately 31.0% of the outstanding Common Units. Cline has sole voting and dispositive power over the 20,504,039 Common Units, 19,040,490 of which are owned directly by Cline and 1,463,549 Common Units of which are owned directly by Cline Resource and Development Company, which is wholly owned by Cline;

(ii) Cline Trust Company and Holcomb may be deemed to beneficially own 20,323,188, which represents approximately 30.7% of the outstanding Common Units.  Cline Trust Company and its manager, Holcomb, share voting and dispositive power over the 20,323,188 Common Units held directly by Cline Trust Company;

(iii) Beyer may be deemed to beneficially own 440,994 Common Units, which represents approximately 0.7% of the outstanding Common Units.  Beyer has sole voting and dispositive power over the 440,994 Common Units owned directly by Thunderwood Capital, LLC, of which Beyer is manager;

(iv) Dickinson may be deemed to beneficially own 2,454,597 Common Units, which represents approximately 3.7% of the outstanding Common Units.  Dickinson has sole voting and dispositive power over the 2,454,597 Common Units owned directly by Munsen LLC, of which Dickinson is manager;

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(v) Rimbach may be deemed to beneficially own 2,924,783 Common Units, which represents approximately 4.4% of the outstanding Common Units.  Rimbach has sole voting and dispositive power over the 2,924,783 Common Units owned directly by Filbert Holdings LLC, of which Rimbach is manager; and

(vi) Glasser may be deemed to beneficially own 650,626 Common Units, which represents approximately 1.0% of the outstanding Common Units.  Glasser has sole voting and dispositive power over the 650,626 Common Units owned directly by Forest Glen Investments LLC, of which Glasser is manager.

In the event the Reporting Persons were deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act, such group would beneficially own 47,298,227 Common Units, which represents 71.6% of the outstanding Common Units.

(c) No transactions in the Common Units were effected during the past 60 days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Units.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons (other than Cline Trust Company) are parties to the Financing Letter Agreement and the Power of Attorney Agreement relating to the Common Units.

Financing Letter Agreement

General.  On August 30, 2016 (the “Effective Date”), Reserves (on behalf of the Reserves Investor Group), the Issuer and MEC entered into the Financing Letter Agreement setting forth, among other things, certain rights of Reserves and the Reserves Investor Group and obligations of MEC and the Issuer with respect to (a) the exercise of the Murray Purchase right or (b) an Exchangeable PIK Note Retirement in the form of a refinancing by the Issuer of the Exchangeable PIK Notes (a “Refinancing”) with the proceeds of (i) a Murray Investment or (ii) the incurrence or issuance of indebtedness or issuance of equity securities by the Issuer and/or any of its subsidiaries (or any transaction that involves a combination of the exercise of the Murray Purchase right and a Refinancing).

The Indenture provides that compliance with the Financing Letter Agreement (as in effect on the Effective Date and as amended or modified after the Effective Date, so long as such amendments or modifications do not impose obligations on the Issuer or MEC that are materially greater or more burdensome than those obligations on the Issuer or MEC that are contained in the Financing Letter Agreement as in effect on the Effective Date) in all material respects (or waiver of any material non-compliance) is a condition to a Note Redemption.

Reserves Investor Group Rights in a Refinancing.  The Financing Letter Agreement requires the Issuer (or MEC or one of its affiliates of behalf of the Issuer, to the extent agreed to by MEC or such affiliate) to provide 30 days’ prior written notice of any Refinancing to Reserves, which notice shall include, to the extent available at such time, the expected material terms of any transaction to effectuate such proposed Refinancing (which, in the case of indebtedness, shall include without limitation maturity, approximate face amount, interest rate, issue price, redemption prices, and a summary of expected covenants and governance terms (all expected material terms of any such Refinancing collectively, the “Refinancing Terms”)) and the identity of any person who may participate in such Refinancing.  The Issuer will also provide a subsequent notice to Reserves at least 15 business days prior to the consummation of any Refinancing, which notice must include the Refinancing Terms and drafts of any subscription agreement, loan agreement, indenture, note, certificate of designation or similar agreement and any term sheets or offering documents relating thereto.

Reserves, on behalf of the Reserves Investor Group, is required pursuant to the Financing Letter Agreement to make an irrevocable election (subject to certain exceptions set forth in the Financing Letter Agreement) within 10 business days of receipt of the second notice described in the preceding paragraph to either (i) continue to hold all of their Exchangeable PIK

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Notes and receive payment in full on the same terms as all other holders of Exchangeable PIK Notes, (ii) exchange their Exchangeable PIK Notes in an initial aggregate principal amount not to exceed $180 million plus any interest thereon that has been paid in the form of Exchangeable PIK Notes (the sum of the initial aggregate principal amount of $180 million plus any interest thereon that has been paid in the form of Exchangeable PIK Notes, the “Reserves Exchangeable Notes Amount”) for an equivalent amount of the securities or other instruments to be issued in the Refinancing (and, to the extent such Refinancing is comprised of multiple series or tranches, on a pro rata basis among such series or tranches), or (iii) any combination of clauses (i) and (ii) immediately above.

The Financing Letter Agreement also gives the Reserves Investor Group the option to purchase additional loans or securities in any Refinancing transaction to ensure that the Reserves Investor Group is the holder or lender, as the case may be, of 60% of any such tranche of debt or securities.

Reserves Investor Group Rights Upon Exercise of the Murray Purchase Right.  The Financing Letter Agreement gives the Reserves Investor Group the right to decline to have the Reserves Exchangeable Notes Amount purchased by the Murray Group upon exercise of the Murray Purchase right.  If the Reserves Investor Group declines to have the Reserves Exchangeable Notes Amount so purchased, the Exchangeable PIK Notes with respect to which such election is made will be exchanged for Common Units on the terms set forth in the Indenture (concurrent with the exchange for Common Units of all Exchangeable PIK Notes purchased by the Murray Group).

Covenants of the Reserves Investor Group in Financing Letter Agreement.  The Financing Letter Agreement requires the Reserves Investor Group to cooperate with the Issuer’s efforts to cause any Exchangeable PIK Notes held by the Reserves Investor Group to be separately identifiable including by their own with a separate CUSIP or sub-CUSIP or by other means if the Exchangeable PIK Notes are not held in the facilities of the Depository Trust Company.  The Reserves Investor Group also agrees not to object to or oppose the Refinancing or Murray Purchase so long as the Financing Letter Agreement has been complied with by MEC and the Issuer, provided that in certain circumstances the directors of the general partner of the Issuer (in their capacities as such) may express any opinion they may have on such proposal to the “independent directors” of the general partner of the Issuer.

The Reserves Investor Group and Murray Energy also both agree in the Financing Letter Agreement not to (and not to cause any other party to) short, purchase, contract to purchase, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1 under the Exchange Act, of the Common Units during the 30 trading days prior to any Refinancing or exercise of the Purchase Right.

References to the Financing Letter Agreement in this Schedule 13D are qualified in their entirety by reference to the Financing Letter Agreement, a copy of which is attached as Exhibit 99.2.

Power of Attorney Agreement

In the PoA, each of the members of the Reserves Investor Group (other than Reserves, the “Other Investors”) grants Reserves a power of attorney (i) to bind the Other Investors to the Financing Letter Agreement and related agreements and instruments; (ii) to take such other actions for and on behalf of the Other Investors including performing obligations of the Other Investors under the Financing Letter Agreement and related agreements and instruments; (iii) to receive all notices required to be delivered to the Reserves Investor Group thereunder; and (iv) for and on behalf of the Other Investors, to make all decisions and elections and to take all actions or refrain from taking actions as may be required or permitted under the Financing Letter Agreement and related agreements and instruments.

The PoA requires Reserves to exercise commercially reasonable efforts to deliver to the Other Investors any notice delivered under the Financing Letter Agreement that is received by Reserves, within the times set forth in the PoA, including with respect to a Refinancing or the exercise of a Murray Purchase right.

In the event of a Refinancing pursuant to Section 3 of the Financing Letter Agreement, each of the Other Investors has the right to notify Reserves of its election (a “Refinancing Election”) to (i) receive payment in full for the Exchangeable PIK Notes held by such Other Investor; (ii) exchange the Exchangeable PIK Notes held by such Other Investor for securities or other instruments to be issued in the Refinancing; or (iii) take any combination of (i) or (ii), in each case as set forth in Financing

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Letter Agreement.  Reserves is obligated under the PoA to cause such Other Investor’s Refinancing Election to be included in the Reserves election notice given to MEC and the Issuer as required by the Financing Letter Agreement.

Subject to the right of Reserves set forth in the paragraph immediately below, in the event of the exercise of the Murray Purchase right, each of the Other Investors has the right to notify Reserves of its election to exclude (a “MEC Purchase Exclusion”) all or part of such Other Investor’s Exchangeable PIK Notes from the MEC Purchase by delivering written notice of such MEC Purchase Exclusion to Reserves within the period set forth in the PoA.  Reserves is obligated under the PoA to cause such Other Investor’s MEC Purchase Exclusion to be included in the Reserves election notice given to MEC and the Issuer as required by the Financing Letter Agreement.

The PoA provides that, notwithstanding anything in the PoA to the contrary, in the event of the exercise of the Murray Purchase right or a Refinancing in which MEC or any affiliate of MEC (or any group of persons that includes MEC or any affiliate of MEC) is entitled to receive common units of the Issuer in connection therewith, Reserves shall have the right, in its sole discretion, to cause the Reserves Investor Group to elect not to exercise its right to have its Exchangeable PIK Notes convert or exchange into Common Units pursuant to the Financing Letter Agreement, and any such election by Reserves shall be binding upon the Other Investors.

References to the PoA in this Schedule 13D are qualified in their entirety by reference to the PoA, a copy of which is attached hereto as Exhibit 99.3.

Except as otherwise described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of September 8, 2016, between the Reporting Persons.

Exhibit 99.2
Financing Letter Agreement, dated as of August 30, 2016, among Murray Energy Corporation, Foresight Energy LP, and Foresight Reserves LP (on behalf of itself and as attorney-in-fact for the other members of the Reserves Investor Group).

Exhibit 99.3	Power of Attorney Agreement, dated as of August 30, 2016 among the Reserves Investor Group.

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SCHEDULE I

Reporting Person	Address/Business Address	Principal Employment	Name, Address of Organization

Christopher Cline	Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410	Business person, Mining	Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410

Donald R. Holcomb	Dickinson Fuel Company, Inc. 300 Capitol Street, Suite 1408 Charleston, WV 25301	President, Dickinson Fuel Company, Inc.	Dickinson Fuel Company, Inc. 300 Capitol Street, Suite 1408 Charleston, WV 25301

Michael J. Beyer	Thunderwood Capital, LLC 768 Harbor Isles Court North Palm Beach, FL 33410	Manager, Thunderwood Capital, LLC	Thunderwood Capital, LLC 768 Harbor Isles Court North Palm Beach, FL 33410

John Dickinson	Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410	President, Cline Resource and Development Company	Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410

Andrew Rimbach	Filbert Holdings LLC 105 Schooner Lane Jupiter, FL 33477	Executive, Rimbach Publishing	Filbert Holdings LLC 105 Schooner Lane Jupiter, FL 33477

Brian Glasser	Bailey & Glasser 209 Capitol Street Charleston, WV 25301	Attorney	Bailey & Glasser 209 Capitol Street Charleston, WV 25301

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2016	CHRISTOPHER CLINE

	By:	/s/ Christopher Cline

DONALD R. HOLCOMB

	By:	/s/ Donald Holcomb

CLINE TRUST COMPANY

	By:	/s/ Donald Holcomb
Manager

MICHAEL J. BEYER

	By:	/s/ Michael J. Beyer

JOHN DICKINSON

	By:	/s/ John Dickinson

ANDREW RIMBACH

	By:	/s/ Andrew Rimbach

BRIAN GLASSER

	By:	/s/ Brian Glasser

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EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of September 8, 2016, between the Reporting Persons.

Exhibit 99.2
Financing Letter Agreement, dated as of August 30, 2016, among Murray Energy Corporation, Foresight Energy LP, and Foresight Reserves LP (on behalf of itself and as attorney-in-fact for the other members of the Reserves Investor Group).

Exhibit 99.3	Power of Attorney Agreement, dated as of August 30, 2016 among the Reserves Investor Group.